SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner-Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒               Form 40-F     ☐

EXHIBITS(1)

The following exhibits are being furnished with this Report:

Exhibit 99.1	Invitation and Agenda for the Annual General Meeting of shareholders to be held May 21, 2026 published in the German Bundesanzeiger (Federal Gazette)

Exhibit 99.2	Compensation Report of Fresenius Medical Care AG for the Fiscal Year 2025.

Exhibit 99.3	Report by the Supervisory Board of Fresenius Medical Care AG for the Fiscal Year 2025.

Exhibit 99.4	Explanatory report by the Management Board of Fresenius Medical Care AG on information pursuant to Sections 289a, 315a German Commercial Code.

Exhibit 99.5	Voting Instruction Card for holders of ADRs representing ordinary shares of Fresenius Medical Care AG.

1     Exhibits 99.1 through 99.4 furnished with this report are English convenience translations of the respective binding German versions of such documents and have also been posted on the Company’s website at www.freseniusmedicalcare.com/en/investors/agm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 14, 2026

Fresenius Medical Care AG

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board